FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 24, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 3

Additional risk management
disclosures

Contents

Page

Credit risk	3

Other risk exposures	16

Presentation of information
The disclosures in this section include only those businesses of RBS N.V. that are retained by RBS.

Appendix 3 Additional risk management disclosures

Risk management: Credit risk

Loans, REIL and impairment provisions by geography and industry
The tables below analyse loans and advances (excluding reverse repos and disposal groups) and related REIL, provisions, impairments and write-offs by industry and geography (by location of office), for the Group, Core and Non-Core.

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
31 December 2010

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities	117,510	5,258	2,285	4.5	43	1.9	1,293	822
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK	382,609	18,111	8,537	4.7	47	2.2	3,912	2,271
Europe	94,119	16,436	7,270	17.5	44	7.7	3,878	1,663
US	75,430	2,330	1,643	3.1	71	2.2	1,020	1,660
RoW	26,681	1,721	732	6.5	43	2.7	334	448

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
30 September 2010

Group
Central and local government	10,970	-	-	-	-	-	-	-
Finance - banks	60,457	142	127	0.2	89	0.2	-	11
- other	63,373	1,014	561	1.6	55	0.9	269	130
Residential mortgages	145,808	4,194	753	2.9	18	0.5	737	512
Personal lending	38,312	3,839	3,129	10.0	82	8.2	1,136	1,071
Property	92,188	19,270	6,273	20.9	33	6.8	3,564	513
Construction	12,617	2,225	764	17.6	34	6.1	384	114
Manufacturing	35,594	1,120	515	3.1	46	1.4	(257)	1,480
Service industries and business activities	123,721	5,381	2,215	4.3	41	1.8	1,001	622
Agriculture, forestry and fishing	4,110	173	93	4.2	54	2.3	27	4
Finance leases and instalment credit	17,774	837	482	4.7	58	2.7	133	69
Interest accruals	1,125	-	-	-	-	-	-	-
Latent	-	-	2,758	-	-	-	(5)	-

	606,049	38,195	17,670	6.3	46	2.9	6,989	4,526

of which:
UK	400,336	19,008	8,634	4.7	45	2.2	3,192	1,387
Europe	101,342	14,695	6,202	14.5	42	6.1	2,465	1,584
US	75,813	2,465	1,798	3.3	73	2.4	937	1,327
RoW	28,558	2,027	1,036	7.1	51	3.6	395	228

	606,049	38,195	17,670	6.3	46	2.9	6,989	4,526

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
31 December 2009

Group
Central and local government	7,660	-	-	-	-	-	-	-
Finance - banks	48,934	206	157	0.4	76	0.3	34	-
- other	60,386	1,539	419	2.5	27	0.7	886	692
Residential mortgages	140,907	3,284	551	2.3	17	0.4	909	642
Personal lending	41,671	3,940	2,926	9.5	74	7.0	2,517	2,002
Property	99,426	14,318	3,422	14.4	24	3.4	3,296	650
Construction	14,760	2,232	519	15.1	23	3.5	479	287
Manufacturing	44,674	3,131	2,088	7.0	67	4.7	1,520	784
Service industries and business activities	134,076	5,308	1,860	4.0	35	1.4	1,964	1,281
Agriculture, forestry and fishing	4,279	137	73	3.2	53	1.7	30	5
Finance leases and instalment credit	20,103	894	418	4.4	47	2.1	271	135
Interest accruals	1,728	-	-	-	-	-	-	-
Latent	-	-	2,740	-	-	-	1,184	-

	618,604	34,989	15,173	5.7	43	2.5	13,090	6,478

of which:
UK	394,297	16,104	6,922	4.1	43	1.8	5,593	2,924
Europe	107,803	13,390	5,449	12.4	41	5.1	3,270	427
US	84,072	4,115	2,020	4.9	49	2.4	3,273	2,656
RoW	32,432	1,380	782	4.3	57	2.4	954	471

	618,604	34,989	15,173	5.7	43	2.5	13,090	6,478

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
31 December 2010

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities	95,127	2,576	948	2.7	37	1.0	687	349
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK	319,679	9,337	4,797	2.9	51	1.5	2,234	1,519
Europe	65,874	3,905	2,027	5.9	52	3.1	936	111
US	62,085	1,027	824	1.7	80	1.3	425	556
RoW	21,995	938	218	4.3	23	1.0	142	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
30 September 2010

Core
Central and local government	9,766	-	-	-	-		-	-
Finance - banks	59,279	141	127	0.2	90	0.2	-	1
- other	54,723	610	408	1.1	67	0.7	199	45
Residential mortgages	139,457	3,910	590	2.8	15	0.4	389	174
Personal lending	34,129	3,353	2,762	9.8	82	8.1	947	812
Property	42,269	2,751	613	6.5	22	1.5	517	81
Construction	8,994	486	171	5.4	35	1.9	120	26
Manufacturing	26,255	438	246	1.7	56	0.9	54	72
Service industries and business activities	97,738	2,307	882	2.4	38	0.9	475	239
Agriculture, forestry and fishing	3,952	111	54	2.8	49	1.4	22	4
Finance leases and instalment credit	8,233	231	134	2.8	58	1.6	39	25
Interest accruals	847	-	-	-	-	-	-	-
Latent	-	-	1,804	-	-	-	63	-

	485,642	14,338	7,791	3.0	54	1.6	2,825	1,479

of which:
UK	330,939	9,081	4,698	2.7	52	1.4	1,621	953
Europe	71,092	3,421	1,999	4.8	58	2.8	738	92
US	60,872	961	891	1.6	93	1.5	387	426
RoW	22,739	875	203	3.8	23	0.9	79	8

	485,642	14,338	7,791	3.0	54	1.6	2,825	1,479

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
31 December 2009

Core
Central and local government	6,128	-	-	-	-	-	-	-
Finance - banks	47,574	168	135	0.4	80	0.3	12	-
- other	50,673	1,038	259	2.0	25	0.5	256	113
Residential mortgages	127,975	2,670	341	2.1	13	0.3	305	146
Personal lending	35,313	3,344	2,560	9.5	77	7.2	1,816	1,398
Property	49,054	1,766	468	3.6	27	1.0	417	37
Construction	9,502	457	131	4.8	29	1.4	58	30
Manufacturing	30,272	491	191	1.6	39	0.6	136	93
Service industries and business activities	100,438	1,762	669	1.8	38	0.7	500	365
Agriculture, forestry and fishing	3,726	90	46	2.4	51	1.2	24	4
Finance leases and instalment credit	8,147	303	116	3.7	38	1.4	52	100
Interest accruals	1,179	-	-	-	-	-	-	-
Latent	-	-	2,005	-	-	-	991	-

	469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

of which:
UK	315,254	7,704	4,209	2.4	55	1.3	2,884	1,645
Europe	66,707	2,607	1,709	3.9	66	2.6	750	46
US	64,526	1,497	876	2.3	59	1.4	813	576
RoW	23,494	281	127	1.2	45	0.5	120	19

	469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
31 December 2010

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities	22,383	2,682	1,337	12.0	50	6.0	606	473
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK	62,930	8,774	3,740	13.9	43	5.9	1,678	752
Europe	28,245	12,531	5,243	44.4	42	18.6	2,942	1,552
US	13,345	1,303	819	9.8	63	6.1	595	1,104
RoW	4,686	783	514	16.7	66	11.0	192	410

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
30 September 2010

Non-Core
Central and local government	1,204	-	-	-	-	-	-	-
Finance - banks	1,178	1	-	0.1	-	-	-	10
- other	8,650	404	153	4.7	38	1.8	70	85
Residential mortgages	6,351	284	163	4.5	57	2.6	348	338
Personal lending	4,183	486	367	11.6	76	8.8	189	259
Property	49,919	16,519	5,660	33.1	34	11.3	3,047	432
Construction	3,623	1,739	593	48.0	34	16.4	264	88
Manufacturing	9,339	682	269	7.3	39	2.9	(311)	1,408
Service industries and business activities	25,983	3,074	1,333	11.8	43	5.1	526	383
Agriculture, forestry and fishing	158	62	39	39.2	63	24.7	5	-
Finance leases and instalment credit	9,541	606	348	6.4	57	3.6	94	44
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	954	-	-	-	(68)	-

	120,407	23,857	9,879	19.8	41	8.2	4,164	3,047

of which:
UK	69,397	9,927	3,936	14.3	40	5.7	1,571	434
Europe	30,250	11,274	4,203	37.3	37	13.9	1,727	1,492
US	14,941	1,504	907	10.1	60	6.1	550	901
RoW	5,819	1,152	833	19.8	72	14.3	316	220

	120,407	23,857	9,879	19.8	41	8.2	4,164	3,047

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL and impairment provisions by geography and industry (continued)

	Gross loans £m	REIL £m	Provisions £m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge £m	Amounts written-off £m
31 December 2009

Non-Core
Central and local government	1,532	-	-	-	-	-	-	-
Finance - banks	1,360	38	22	2.8	58	1.6	22	-
- other	9,713	501	160	5.2	32	1.6	630	579
Residential mortgages	12,932	614	210	4.7	34	1.6	604	496
Personal lending	6,358	596	366	9.4	61	5.8	701	604
Property	50,372	12,552	2,954	24.9	24	5.9	2,879	613
Construction	5,258	1,775	388	33.8	22	7.4	421	257
Manufacturing	14,402	2,640	1,897	18.3	72	13.2	1,384	691
Service industries and business activities	33,638	3,546	1,191	10.5	34	3.5	1,464	916
Agriculture, forestry and fishing	553	47	27	8.5	57	4.9	6	1
Finance leases and instalment credit	11,956	591	302	4.9	51	2.5	219	35
Interest accruals	549	-	-	-	-	-	-	-
Latent	-	-	735	-	-	-	193	-

	148,623	22,900	8,252	15.4	36	5.6	8,523	4,192

of which:
UK	79,043	8,400	2,713	10.6	32	3.4	2,709	1,279
Europe	41,096	10,783	3,740	26.2	35	9.1	2,520	381
US	19,546	2,618	1,144	13.4	44	5.9	2,460	2,080
RoW	8,938	1,099	655	12.3	60	7.3	834	452

	148,623	22,900	8,252	15.4	36	5.6	8,523	4,192
Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk (continued)

Loans, REIL, PPL and provision coverage ratios by division
The table below analyses the Group's loans and advances to banks and customers (excluding reverse repos and disposal groups) and related REIL, PPL, provisions, impairments, write-offs and coverage ratios by division.

	Gross loans	REIL	PPL	REIL & PPL	Provisions	Provisions as a % of REIL	Provisions as a% of REIL & PPL	REIL & PPL as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	£m	£m	%	%	%	£m	£m

31 December 2010
UK Retail	108,813	4,620	175	4,795	2,741	59	57	4.4	1,160	1,135
UK Corporate	111,744	3,967	221	4,188	1,732	44	41	3.7	761	349
Wealth	18,350	223	38	261	66	30	25	1.4	18	9
Global Transaction Services	17,484	146	6	152	147	101	97	0.9	8	49
Ulster Bank	39,786	3,619	2	3,621	1,633	45	45	9.1	1,161	48
US Retail & Commercial	48,661	913	-	913	505	55	55	1.9	483	547

Retail and Commercial	344,838	13,488	442	13,930	6,824	51	49	4.0	3,591	2,137
Global Banking & Markets	122,054	1,719	31	1,750	1,042	61	60	1.4	146	87
Insurance and other	2,741	-	-	-	-	-	-	-	-	-

Core	469,633	15,207	473	15,680	7,866	52	50	3.3	3,737	2,224
Non-Core	109,206	23,391	160	23,551	10,316	44	44	21.6	5,407	3,818

	578,839	38,598	633	39,231	18,182	47	46	6.8	9,144	6,042

30 September 2010
UK Retail	108,072	4,994	-	4,994	2,937	59	59	4.6	938	696
UK Corporate	113,530	3,343	299	3,642	1,623	49	45	3.2	542	228
Wealth	17,247	203	35	238	63	31	26	1.4	12	6
Global Transaction Services	16,885	171	11	182	173	101	95	1.1	6	15
Ulster Bank	43,432	3,172	1	3,173	1,289	41	41	7.3	785	39
US Retail & Commercial	48,090	833	-	833	523	63	63	1.7	393	412

Retail & Commercial	347,256	12,716	346	13,062	6,608	52	51	3.8	2,676	1,396
Global Banking & Markets	135,534	1,622	22	1,644	1,183	73	72	1.2	149	83
RBS Insurance and other	2,851	-	-	-	-	-	-	-	-	-

Core	485,641	14,338	368	14,706	7,791	54	53	3.0	2,825	1,479
Non-Core	120,408	23,857	249	24,106	9,879	41	41	20.0	4,164	3,047

	606,049	38,195	617	38,812	17,670	46	46	6.4	6,989	4,526

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk: Loans, REIL and impairment provisions (continued)

Loans, REIL, PPL and provision coverage ratios by division (continued)
	Gross loans	REIL	PPL	REIL & PPL	Provisions	Provisions as a % of REIL	Provisions as a% of REIL & PPL	REIL & PPL as a % of gross loans	Impairment charge	Amounts written-off
	£m	£m	£m	£m	£m	%	%	%	£m	£m

31 December 2009
UK Retail	103,812	4,641	-	4,641	2,677	58	58	4.5	1,679	1,150
UK Corporate	111,671	2,330	97	2,427	1,271	55	52	2.2	923	352
Wealth	15,525	218	38	256	55	25	21	1.6	33	12
Global Transaction Services	14,146	197	4	201	189	96	94	1.4	39	23
Ulster Bank	42,344	2,260	2	2,262	962	43	43	5.3	649	34
US Retail & Commercial	48,937	643	-	643	478	74	74	1.3	702	546

Retail & Commercial	336,435	10,289	141	10,430	5,632	55	54	3.1	4,025	2,117
Global Banking & Markets	130,898	1,800	131	1,931	1,289	72	67	1.5	542	169
RBS Insurance and other	2,648	-	-	-	-	-	-	-	-	-

Core	469,981	12,089	272	12,361	6,921	57	56	2.6	4,567	2,286
Non-Core	148,623	22,900	652	23,552	8,252	36	35	15.8	8,523	4,192

	618,604	34,989	924	35,913	15,173	43	42	5.8	13,090	6,478

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk: Balance sheet by internal credit quality bands

The table below provides an analysis of the credit quality and distribution of financial assets by the Group’s internal credit quality gradings.

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total
AQ1	56,655	91,952	126,679	6,815	408,489	658	78,728	9,745	779,721
AQ2	14	598	13,282	1,271	2,659	3	26,128	1,980	45,935
AQ3	48	2,197	25,981	156	3,317	-	25,731	4,337	61,767
AQ4	188	639	95,777	571	3,391	6	41,027	6,522	148,121
AQ5	99	2,322	114,796	64	4,860	144	38,612	5,169	166,066
AQ6	3	159	65,497	34	1,070	-	25,991	2,230	94,984
AQ7	2	178	46,072	1	857	69	18,752	2,456	68,387
AQ8	-	15	16,573	14	403	-	9,289	9,545	35,839
AQ9	-	115	14,263	2	450	80	3,889	932	19,731
AQ10	5	355	5,644	2	1,581	-	2,829	407	10,823
Past due	-	10	13,430	2,675	-	-	-	-	16,115
Impaired	-	145	35,321	-	-	375	-	-	35,841
Impairment provision	-	(127)	(18,055)	-	-	(29)	-	-	(18,211)

	57,014	98,558	555,260	11,605	427,077	1,306	270,976	43,323	1,465,119

Core
AQ1	56,637	91,298	103,776	6,814	396,419	366	71,091	9,651	736,052
AQ2	14	550	10,534	1,271	2,243	3	24,923	1,728	41,266
AQ3	48	2,165	22,851	155	3,132	-	23,546	4,268	56,165
AQ4	10	539	85,779	571	3,017	6	36,909	5,070	131,901
AQ5	99	2,247	100,051	64	3,988	15	35,302	4,924	146,690
AQ6	3	138	53,498	34	805	-	24,050	2,140	80,668
AQ7	2	154	38,438	1	595	69	17,605	2,309	59,173
AQ8	-	15	13,290	14	257	-	8,617	9,434	31,627
AQ9	-	107	9,898	2	237	50	3,442	886	14,622
AQ10	5	300	2,777	2	368	-	1,500	250	5,202
Past due	-	3	10,744	2,629	-	-	-	-	13,376
Impaired	-	144	13,236	-	-	375	-	-	13,755
Impairment provision	-	(126)	(7,740)	-	-	(29)	-	-	(7,895)

	56,818	97,534	457,132	11,557	411,061	855	246,985	40,660	1,322,602

Appendix 3 Additional risk management disclosures (continued)

Risk management: Credit risk: Balance sheet by internal credit quality bands (continued)

	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Non-Core
AQ1	18	654	22,903	1	12,070	292	7,637	94	43,669
AQ2	-	48	2,748	-	416	-	1,205	252	4,669
AQ3	-	32	3,130	1	185	-	2,185	69	5,602
AQ4	178	100	9,998	-	374	-	4,118	1,452	16,220
AQ5	-	75	14,745	-	872	129	3,310	245	19,376
AQ6	-	21	11,999	-	265	-	1,941	90	14,316
AQ7	-	24	7,634	-	262	-	1,147	147	9,214
AQ8	-	-	3,283	-	146	-	672	111	4,212
AQ9	-	8	4,365	-	213	30	447	46	5,109
AQ10	-	55	2,867	-	1,213	-	1,329	157	5,621
Past due	-	7	2,686	46	-	-	-	-	2,739
Impaired	-	1	22,085	-	-	-	-	-	22,086
Impairment provision	-	(1)	(10,315)	-	-	-	-	-	(10,316)

	196	1,024	98,128	48	16,016	451	23,991	2,663	142,517

31 December 2009
Total
AQ1	51,521	72,384	106,062	6,582	389,019	755	62,084	9,446	697,853
AQ2	-	1,725	10,780	306	11,550	9	27,598	4,526	56,494
AQ3	1	2,175	29,958	199	10,791	-	28,364	6,088	77,576
AQ4	23	1,357	102,922	605	8,296	-	52,496	14,948	180,647
AQ5	2	2,497	124,724	149	8,270	37	43,239	7,387	186,305
AQ6	1	424	94,513	40	2,548	-	30,847	2,448	130,821
AQ7	-	110	46,928	33	2,181	98	26,724	2,352	78,426
AQ8	-	137	23,593	-	1,448	-	12,507	1,008	38,693
AQ9	-	184	16,025	-	2,030	-	5,141	1,279	24,659
AQ10	-	277	9,142	3	2,026	-	3,618	507	15,573
Past due	-	36	14,475	3,910	40	-	-	-	18,461
Impaired	-	206	31,588	197	-	-	-	-	31,991
Impairment provision	-	(157)	(15,016)	-	-	-	-	-	(15,173)

	51,548	81,355	595,694	12,024	438,199	899	292,618	49,989	1,522,326

Note:
(1)	Excludes items in the course of collection from other banks of £1,958 million (31 December 2009 - £2,519 million).

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s credit market activities, the majority of which are in Non-Core and, to a lesser extent, Global Banking & Markets, US Retail & Commercial and Group Treasury. For credit valuation adjustments (CVA), leveraged finance and conduits disclosures, the information presented has been analysed between the Group’s Core and Non-Core businesses.

Asset-backed securities
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The carrying value of the Group’s debt securities is detailed below.

	31 December 2010	30 September 2010	31 December 2009
	£bn	£bn	£bn

Securities issued by central and local governments	124.0	132.5	134.1
Asset-backed securities	70.8	70.0	87.6
Securities issued by corporates and other entities	9.7	12.1	13.4
Securities issued by banks and building societies	13.0	11.8	14.0

	217.5	226.4	249.1

The Group’s credit market activities gave rise to risk concentrations in asset-backed securities (ABS). The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), ABS, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The following tables summarise, gross and net exposures and carrying values of these securities by geography of the underlying assets at 31 December 2010. Gross exposures represent the principal amounts relating to ABS. G10 government RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by geography and measurement classification

						FVTPL (1)
	US	UK	Other Europe	RoW (2)	Total	HFT (3)	DFV (4)	AFS (5)	LAR (6)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	-	4,523	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	-	4,089	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
RMBS: G10 government	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	-	4,081	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

For notes to this table refer to page 19.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW (2)	Total	HFT (3)	DFV (4)	AFS (5)	LAR (6)
30 September 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	20,924	17	6,592	-	27,533	11,519	-	16,014	-
RMBS: covered bond	137	208	8,580	-	8,925	-	-	8,925	-
RMBS: prime	1,897	4,324	1,845	196	8,262	2,836	1	5,291	134
RMBS: non-conforming	1,241	2,109	92	-	3,442	679	-	1,331	1,432
RMBS: sub-prime	852	499	141	221	1,713	934	-	565	214
CMBS	2,883	1,704	1,667	100	6,354	3,203	205	1,553	1,393
CDOs	11,776	141	466	3	12,386	7,519	-	4,746	121
CLOs	5,936	106	1,312	424	7,778	1,673	-	5,674	431
Other ABS	2,847	1,346	2,715	2,675	9,583	1,971	-	4,967	2,645

	48,493	10,454	23,410	3,619	85,976	30,334	206	49,066	6,370

Carrying value
RMBS: G10 government	21,276	17	6,167	-	27,460	11,526	-	15,934	-
RMBS: covered bond	141	215	7,864	-	8,220	-	-	8,220	-
RMBS: prime	1,493	3,751	1,279	192	6,715	2,152	1	4,470	92
RMBS: non-conforming	1,030	1,993	92	-	3,115	550	-	1,133	1,432
RMBS: sub-prime	654	336	120	202	1,312	718	-	387	207
CMBS	2,843	1,463	1,085	75	5,466	2,448	226	1,383	1,409
CDOs	2,606	89	262	-	2,957	920	-	1,924	113
CLOs	5,142	74	899	284	6,399	1,004	-	5,022	373
Other ABS	2,697	1,144	2,557	1,970	8,368	1,157	-	4,450	2,761

	37,882	9,082	20,325	2,723	70,012	20,475	227	42,923	6,387

Net exposure
RMBS: G10 government	21,276	17	6,167	-	27,460	11,526	-	15,934	-
RMBS: covered bond	141	215	7,864	-	8,220	-	-	8,220	-
RMBS: prime	1,321	3,107	732	184	5,344	787	1	4,464	92
RMBS: non-conforming	1,027	1,993	92	-	3,112	547	-	1,133	1,432
RMBS: sub-prime	304	242	112	171	829	300	-	322	207
CMBS	1,146	1,310	679	50	3,185	905	46	841	1,393
CDOs	600	49	242	-	891	308	-	470	113
CLOs	1,268	64	762	45	2,139	708	-	1,058	373
Other ABS	2,203	916	2,555	1,970	7,644	561	-	4,441	2,642

	29,286	7,913	19,205	2,420	58,824	15,642	47	36,883	6,252

For notes to this table refer to page 19.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW (2)	Total	HFT (3)	DFV (4)	AFS (5)	LAR (6)
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
RMBS: G10 government	26,644	17	7,016	94	33,771	13,536	-	20,235	-
RMBS: covered bond	49	297	9,019	-	9,365	-	-	9,365	-
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	147	5,761	848
RMBS: non-conforming	1,341	2,138	128	-	3,607	635	-	1,498	1,474
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	17	1,020	479
CMBS	3,422	1,781	1,420	75	6,698	2,936	209	1,842	1,711
CDOs	12,382	329	571	27	13,309	9,080	1	3,923	305
CLOs	9,092	166	2,169	1,173	12,600	5,346	-	6,581	673
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	18	5,252	3,985

	61,150	12,708	30,116	3,721	107,695	42,351	392	55,477	9,475

Carrying value
RMBS: G10 government	26,984	17	6,870	33	33,904	13,397	-	20,507	-
RMBS: covered bond	50	288	8,734	-	9,072	-	-	9,072	-
RMBS: prime	2,696	4,583	4,009	212	11,500	5,133	141	5,643	583
RMBS: non-conforming	958	1,957	128	-	3,043	389	-	1,180	1,474
RMBS: sub-prime	977	314	146	387	1,824	779	17	704	324
CMBS	3,237	1,305	924	43	5,509	2,279	216	1,637	1,377
CDOs	3,275	166	400	27	3,868	2,064	1	1,600	203
CLOs	6,736	112	1,469	999	9,316	3,296	-	5,500	520
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	19	4,621	3,443

	47,799	9,866	27,049	2,888	87,602	28,820	394	50,464	7,924

Net exposure
RMBS: G10 government	26,984	17	6,870	33	33,904	13,397	-	20,507	-
RMBS: covered bond	50	288	8,734	-	9,072	-	-	9,072	-
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	142	5,480	584
RMBS: non-conforming	948	1,957	128	-	3,033	379	-	1,180	1,474
RMBS: sub-prime	565	305	137	290	1,297	529	17	427	324
CMBS	2,245	1,228	595	399	4,467	1,331	203	1,556	1,377
CDOs	743	124	382	26	1,275	521	1	550	203
CLOs	1,636	86	1,104	39	2,865	673	-	1,672	520
Other ABS	2,117	839	4,331	1,145	8,432	483	19	4,621	3,309

	37,724	8,591	25,299	2,104	73,718	20,480	382	45,065	7,791

Notes:
(1)	Fair value through profit or loss.
(2)	Rest of the world.
(3)	Held-for-trading.
(4)	Designated as at fair value.
(5)	Available-for-sale.
(6)	Loans and receivables.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Analysis by rating

The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	AAA	AA to AA+	A to AA-	BBB- to A-	Non- investment grade	Unrated	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m

RMBS: G10 government	28,835	1,529	-	-	-	-	30,364
RMBS: covered bond	7,107	357	408	-	-	-	7,872
RMBS: prime	4,355	147	67	82	900	196	5,747
RMBS: non-conforming	1,754	144	60	316	809	52	3,135
RMBS: sub-prime	317	116	212	39	458	76	1,218
CMBS	2,789	392	973	500	296	-	4,950
CDOs	444	567	296	203	1,863	85	3,458
CLOs	2,490	1,786	343	527	332	596	6,074
Other ABS	3,144	1,297	885	1,718	265	698	8,007

	51,235	6,335	3,244	3,385	4,923	1,703	70,825

30 September 2010
RMBS: G10 government	25,883	1,555	22	-	-	-	27,460
RMBS: covered bond	7,649	309	262	-	-	-	8,220
RMBS: prime	4,852	496	260	196	846	65	6,715
RMBS: non-conforming	1,748	115	115	451	649	37	3,115
RMBS: sub-prime	312	150	227	48	476	99	1,312
CMBS	3,131	479	1,156	434	258	8	5,466
CDOs	514	422	317	217	1,376	111	2,957
CLOs	2,437	1,830	648	850	275	359	6,399
Other ABS	3,499	1,235	904	1,702	333	695	8,368

	50,025	6,591	3,911	3,898	4,213	1,374	70,012

31 December 2009
RMBS: G10 government	33,779	125	-	-	-	-	33,904
RMBS: covered bond	8,645	360	67	-	-	-	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Asset-backed securities (continued)

Key points
• Carrying values of asset-backed securities decreased by £16.8 billion during 2010 with net reductions across all portfolios.

•
Within G-10 government RMBS, net sell-downs by the US Mortgage Trading business in GBM in the first quarter of 2010, as part of the Group’s repositioning in light of the US government’s purchase of US assets, was off-set by purchases in the second half of the year, with the latter reflecting the perceived investor appetite. The decrease in the US AFS portfolio reflected balance sheet restructuring in US Retail & Commercial during the third quarter of 2010.

•
A £5.8 billion reduction was seen in prime RMBS primarily GBM and Group Treasury, across European (£4.7 billion) and US (£1.1 billion) portfolios reflecting respectively balance sheet management and repositioning in light of increased liquidity in the US RMBS market.

•
Both CDO and CLO portfolios declined by £3.7 billion reflecting asset reductions in Non-Core; however, some CDO exposures were downgraded during the year resulting in increased non-investment grade positions.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments

CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The table below details the Group’s CVA by type of counterparty.

	31 December 2010	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m	£m

Monoline insurers	2,443	2,678	3,599	3,870	3,796
CDPCs	490	622	791	465	499
Other counterparties	1,714	1,937	1,916	1,737	1,588

	4,647	5,237	6,306	6,072	5,883

Monoline insurers

The table below summarises the Group’s exposure to monolines, all of which are in Non-Core.

	31 December 2010	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m	£m

Gross exposure to monolines	4,023	4,445	5,495	6,189	6,170
Hedges with financial institutions	(71)	(70)	(73)	(548)	(531)
Credit valuation adjustment	(2,443)	(2,678)	(3,599)	(3,870)	(3,796)

Net exposure to monolines	1,509	1,697	1,823	1,771	1,843

CVA as a % of gross exposure	61%	60%	65%	63%	62%

Counterparty and credit risk RWAs	£17.8bn	£19.1bn	£25.5bn	£8.6bn	£13.7bn

The net effect to the income statement relating to monoline exposures is detailed below.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

Credit valuation adjustment at beginning of period	(2,678)	(3,599)	(6,300)	(3,796)	(5,988)
Credit valuation adjustment at end of period	(2,443)	(2,678)	(3,796)	(2,443)	(3,796)

Decrease in credit valuation adjustment	235	921	2,504	1,353	2,192
Net debit relating to realisation, hedges, foreign exchange and other movements	(102)	(687)	(2,125)	(844)	(3,290)
Net debit relating to reclassified debt securities	(69)	(16)	(1,040)	(305)	(1,468)

Net credit/(debit) to income statement (1)	64	218	(661)	204	(2,566)

Note:
(1)	Comprises the following elements for the year ended 31 December 2010 and 31 December 2009:
• a loss of £5 million (31 December 2009 - £2,387 million) in income from trading activities,
• impairment reversals/(losses) of £71 million (31 December 2009 - £(239) million); and
• other income of £138 million (31 December 2009 - £60 million) relating to reclassified debt securities.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below summarises monoline exposures by rating. Credit ratings are based on those from rating agencies, S&P and Moody’s. Where the ratings differ, the lower of the two is taken.

	Notional: protected assets	Fair value: Reference protected assets	Gross exposure	Credit valuation adjustment	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

30 September 2010
A to AA-	6,641	5,616	1,025	376	-	649
Non-investment grade	8,661	5,241	3,420	2,302	70	1,048

	15,302	10,857	4,445	2,678	70	1,697

Of which:
CMBS	4,226	2,284	1,942	1,336
CDOs	1,146	230	916	602
CLOs	6,969	6,265	704	273
Other ABS	2,410	1,744	666	343
Other	551	334	217	124

	15,302	10,857	4,445	2,678

31 December 2009
A to AA-	7,143	5,875	1,268	378	-	890
Non-investment grade	12,598	7,696	4,902	3,418	531	953

	19,741	13,571	6,170	3,796	531	1,843

Of which:
CMBS	4,253	2,034	2,219	1,562
CDOs	2,284	797	1,487	1,059
CLOs	10,007	8,584	1,423	641
Other ABS	2,688	1,861	827	412
Other	509	295	214	122

	19,741	13,571	6,170	3,796
Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points
•
Exposure to monolines decreased in the fourth quarter of 2010 and year ended 31 December 2010 due to a combination of restructuring certain exposures and higher prices of underlying reference instruments, partially offset by US dollar strengthening against sterling.

•
The CVA decreased on a total basis, reflecting the reduction in exposures, but was stable on a relative basis with the impact of tighter credit spreads offset by an increase in the expected lives of certain trades.

•	The reduction in the Group’s RWA requirements over the quarter was driven by the reduction in exposure to monolines and the impact of restructuring certain risk structures.

•
During the year there was a significant increase in the RWA requirements of RBS N.V. following its migration to the Basel II regime. Regulatory intervention at certain monoline counterparties triggered International Swaps and Derivative Association (ISDA) credit events in the period. At the point of trigger the exposure to these counterparties was excluded from the RWA calculations and capital deductions of £171 million were taken instead. The impact of this together with restructuring certain exposures and an improvement in the rating of underlying reference bonds held by the Group to investment grade status were the main drivers of the reduction in RWA requirements during the second half of the year.

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement. Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies

A summary of the Group’s exposure to credit derivative product companies (CDPCs), all of which is in Non-Core, is detailed below.

	31 December 2010	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m	£m

Gross exposure to CDPCs	1,244	1,467	1,747	1,253	1,275
Credit valuation adjustment	(490)	(622)	(791)	(465)	(499)

Net exposure to CDPCs	754	845	956	788	776

CVA as a % of gross exposure	39%	42%	45%	37%	39%

Counterparty and credit risk RWAs	£7.2bn	£8.1bn	£8.8bn	£7.9bn	£7.5bn

Capital deductions	£280m	£297m	£292m	£309m	£347m

The table below summarises CDPC exposures by rating.

	Notional protected assets	Fair value protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure
	£m	£m	£m	£m	£m

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

30 September 2010
AAA	1,070	1,060	10	6	4
A to AA-	637	618	19	8	11
Non-investment grade	19,468	18,286	1,182	476	706
Unrated	3,426	3,170	256	132	124

	24,601	23,134	1,467	622	845

31 December 2009
AAA	1,658	1,637	21	5	16
BBB- to A-	1,070	1,043	27	9	18
Non-investment grade	17,696	16,742	954	377	577
Unrated	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Credit ratings are based on those from rating agencies S&P and Moody’s. Where the ratings differ, the lower of the two is taken.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The table below details the net income statement effect arising from CDPC exposures.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

CVA at beginning of period	(622)	(791)	(592)	(499)	(1,311)
CVA at end of period	(490)	(622)	(499)	(490)	(499)

Decrease in CVA	132	169	93	9	812
Hedges, foreign exchange and other movements	(170)	(184)	(205)	(150)	(1,769)

Income from trading activities – net losses	(38)	(15)	(112)	(141)	(957)

Key points
•	Losses reduced significantly in 2010 due to smaller exposures and reduced losses on hedges that were introduced to cap the exposures.

•
The CVA decrease for the year reflected exposure reduction, due to trade commutations, tighter credit spreads of the underlying reference portfolios, partially offset by an increase in the relative value of senior tranches compared with the underlying reference portfolios and foreign currency movements.

•	Counterparty and credit RWAs and capital deductions decreased in line with exposure reduction.

•	Certain CDPCs, where the Group has hedges in place to cap the exposure, are excluded from the RWA calculations with capital deduction taken instead.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Credit valuation adjustments (continued)

Other counterparties

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is detailed below.

	Quarter ended			Year ended
	31 December 2010	30 September 2010	31 December 2009	31 December 2010	31 December 2009
	£m	£m	£m	£m	£m

CVA at beginning of the period	(1,937)	(1,916)	(1,856)	(1,588)	(1,738)
CVA at end of the period	(1,714)	(1,937)	(1,588)	(1,714)	(1,588)

Decrease/(increase) in CVA	223	(21)	268	(126)	150
Net (debit)/credit relating to hedges, foreign exchange and other movements	(252)	37	(204)	(19)	(841)

Net (debit)/credit to income statement (income from trading activities)	(29)	16	64	(145)	(691)

Key points
•	The decrease in the 31 December 2010 quarter ended CVA held against exposures to other counterparties was driven by restructuring certain exposures and credit spreads tightening.

•	Losses on hedges and realised defaults are the primary driver of the losses arising on foreign exchange, hedges, realisations and other movements.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Leveraged finance

The table below details the Group’s global markets sponsor-led leveraged finance exposures, all of which are in Non-Core, by industry and geography.

	31 December 2010					30 September 2010					31 December 2009
	UK	Americas	Other Europe	RoW	Total	UK	Americas	Other Europe	RoW	Total	UK	Americas	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	1,451	689	686	473	3,299	1,513	871	775	519	3,678	1,656	1,781	1,081	605	5,123
Industrial	1,009	273	1,144	285	2,711	1,052	393	1,249	312	3,006	1,523	1,584	1,781	207	5,095
Retail	290	8	867	61	1,226	437	8	1,060	63	1,568	476	17	1,354	71	1,918
Other	1,074	188	627	182	2,071	1,100	198	771	216	2,285	1,527	244	1,168	191	3,130

	3,824	1,158	3,324	1,001	9,307	4,102	1,470	3,855	1,110	10,537	5,182	3,626	5,384	1,074	15,266

Net exposure:
TMT (1)	1,267	656	633	338	2,894	1,325	795	759	401	3,280	1,532	1,502	1,045	590	4,669
Industrial	911	181	1,094	277	2,463	949	274	1,083	302	2,608	973	524	1,594	205	3,296
Retail	277	8	817	57	1,159	424	8	1,006	60	1,498	445	17	1,282	68	1,812
Other	1,014	188	622	182	2,006	1,025	197	765	216	2,203	1,461	244	1,147	191	3,043

	3,469	1,033	3,166	854	8,522	3,723	1,274	3,613	979	9,589	4,411	2,287	5,068	1,054	12,820

Of which:
Drawn	2,952	673	2,433	694	6,752	3,260	938	2,829	806	7,833	3,737	1,944	3,909	950	10,540
Undrawn	517	360	733	160	1,770	463	336	784	173	1,756	674	343	1,159	104	2,280

	3,469	1,033	3,166	854	8,522	3,723	1,274	3,613	979	9,589	4,411	2,287	5,068	1,054	12,820

Notes:
(1)	Telecommunications, media and technology.
(2)	All of the above exposures are classified as LAR, except for £154 million (30 September 2010 - £153 million; 31 December 2009 - £143 million) which are classified as HFT.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Leveraged finance (continued)

The table below shows the Group’s movement in leveraged finance exposures.

	Quarter ended					Year ended
	31 December 2010			30 September 2010	31 December 2009	31 December 2010	31 December 2009
	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at beginning of period	7,833	1,756	9,589	10,859	13,719	12,820	15,769
Transfers	(66)	(7)	(73)	(29)	43	(26)	604
Sales and restructurings	(1,055)	-	(1,055)	(1,263)	(389)	(3,848)	(391)
Repayments and facility reductions	(90)	(36)	(126)	(148)	-	(760)	(1,326)
Lapsed/collapsed deals	-	-	-	-	-	-	(19)
Funded deals	(51)	51	-	-	-	-	-
Changes in fair value	17	-	17	41	13	73	(31)
Accretion of interest	13	-	13	9	21	50	100
Net recoveries/(impairment provisions)	124	-	124	8	(192)	131	(1,041)
Exchange and other movements	25	6	31	112	(395)	80	(845)

Balance at end of period	6,750	1,770	8,520	9,589	12,820	8,520	12,820

Key points
•	Reduction in exposures reflects the Non-Core strategy.

•	Approximately 92% of the above exposures represent senior lending at 31 December 2010.

In addition to the above, UK Corporate and Ulster Bank have leveraged finance exposures as set out below.

	31 December 2010	30 September 2010	31 December 2009

UK Corporate
- Debt financing (1)	3,664	3,804	4,041
- Senior debt transactions (2)	2,604	2,721	3,034

Total UK Corporate	6,268	6,525	7,075
Ulster Bank	597	608	621

	6,865	7,133	7,696

Notes:
(1)	Loans for UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.
(2)	Loans to UK mid-corporates supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Special purpose entities

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	31 December 2010		30 September 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Residential mortgages	76,212	18,215	74,351	18,164	69,927	15,937
Credit card receivables	3,993	34	4,059	1,592	2,975	1,592
Other loans	30,988	974	31,364	1,003	36,448	1,010
Finance lease receivables	510	510	582	582	597	597

Assets are significantly greater than liabilities, as all notes issued by funding related own asset securitisation SPEs are purchased by Group companies.

Conduits
Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduits where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group. Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the year both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management. The total assets held by Group-sponsored conduits were £20.0 billion at 31 December 2010 (30 September 2010 - £19.8 billion; 31 December 2009 - £27.4 billion).

The exposure to conduits which are consolidated by the Group, the assets held and commercial papers issued by these vehicles are analysed in the table below.

	31 December 2010			30 September 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total assets	16,390	3,624	20,014	16,183	3,642	19,825	23,409	3,957	27,366
Commercial paper issued (1)	15,522	2,540	18,062	15,430	2,563	17,993	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	868	1,109	1,977	733	1,104	1,837	738	1,059	1,797
- undrawn	21,935	2,980	24,915	22,472	3,277	25,749	28,628	3,852	32,480
PWCE (2)	1,025	257	1,282	918	275	1,193	1,167	341	1,508

	23,828	4,346	28,174	24,123	4,656	28,779	30,533	5,252	35,785

Maximum exposure to loss (3)	22,803	4,089	26,892	23,205	4,381	27,586	29,365	4,911	34,276

Notes:
(1)	Includes £0.7 billion of ABCP issued to RBS plc at 31 December 2010.
(2)	Programme-wide credit enhancement.
(3)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Appendix 3 Additional risk management disclosures (continued)

Other risk exposures: Conduits (continued)

Multi-seller conduits accounted for 44% of the total liquidity and credit enhancements committed by the Group at 31 December 2010 (30 September 2010 - 42%; 31 December 2009 - 43%). The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through asset-backed commercial paper (ABCP) issuance. There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move to normal ABCP funding conditions and reduced the need for backstop funding from the Group.

Key points
•	Total assets decreased during the year by £7.4 billion in line with the Group’s strategy of reducing conduit exposure.

•	The average maturity of ABCP issued by the Group’s conduits has risen throughout 2010, at 69.4 days at 31 December 2010 compared with 68.3 days at 30 September 2010 and 58.4 days at 31 December 2009.

•
The maturity of the commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities at 31 December 2010 totalled approximately £22.6 billion for multi-seller conduits (30 September 2010 - £21.9 billion; 31 December 2009 - £25.0 billion). For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•
The Group’s maximum exposure to loss on its multi-seller conduits is £22.8 billion (30 September 2010 - £22.0 billion; 31 December 2009 - £25.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.

•
The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group’s maximum exposure to loss on these two conduits was £4.1 billion at 31 December 2010 (30 September 2010 - £5.6 billion; 31 December 2009 - £9.1 billion), with £2.2 billion of ABCP outstanding at that date (30 September 2010 - £3.2 billion; 31 December 2009 - £7.7 billion).

•
Additionally the Group has established an own-asset conduit with a committed liquidity of £26.0 billion (30 September 2010 - £26.0 billion; 31 December 2009 - £25.1 billion) to access the Bank of England’s open market operations for contingent funding purposes.

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards. The Group’s exposure from third-party conduits was £136 million (30 September 2010 - £136 million; 31 December 2009 - £587 million) representing deal specific liquidity.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 February 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary